Exhibit 99.2

Management Analysis of the Financial Situation
and Operating Results

Management Discussion and Analysis

Year ended February 28, 2010

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS/ MANAGEMENT DISCUSSION AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings, financial position and cash flows of Neptune for the year ended February 28, 2010, as well as for the nine-month period ended February 28, 2009. During the fiscal period ended February 28, 2009, the Company changed its fiscal year-end to February 28 from May 31. For comparative purposes, the Company has explained the variations between the twelve month period ended February 28, 2010 and the unaudited twelve-month period ended February 28, 2009 as well as between the nine-month period ended February 28, 2009 and the unaudited nine-month period ended February 28, 2008.

This analysis, completed on May 6, 2010, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles (« GAAP »).

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2010, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW
As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

NEPTUNE
The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up of its production capacity at its Sherbrooke plant during the first and second quarter providing for more than 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Company has managed to catch up with the production in the third and fourth quarter to surpass last year annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 100,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 100,000 kg to an estimated 120,000 to 130,000 kg annually. This additional expansion is expected to take place during the first two quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil - NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter, Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing in a satisfactory way.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of at least US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Company trademarks and claims, as it was seen on websites of multiple Schiff Nutrition Group Inc. distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

In the third quarter, the Company announced that convertible debentures with a principal value of $2,250 had been converted. Holders of $84 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166 of debenture capital chose to convert into Acasti Pharma Inc. (“Acasti”) units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti Class A shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. At as February 28, 2010, $496 of convertible debentures remains outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owns 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and the patent remains enforceable until appeal is heard.

In the third quarter, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

In the fourth quarter, the Company received a ruling on its appeal against the December 2008 ruling against the Company’s Intellectual Property purchase option. In this new ruling, the Court of Appeal confirmed Neptune’s right to exercise its purchase option related to its Intellectual Property at a purchase price of $275 plus interest. The court also confirmed that Neptune had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36 plus interest.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)
The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During 2010 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti negociated a deal with a non-disclosable partner to commercialize an OTC product in the USA, Brazil and Canada. Furthermore, the selection process of potential partners for co-development of Rx, OTC and Medical Foods is completed and Acasti has implemented its operational plans towards the execution of pre-marketing and commercialization.

Acasti announced publicly its significant pre-clinical results in prestigious and international conferences. The preclinical study results were presented at the council for Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) 2010 Scientific Sessions Meeting of the American Heart Association in San Francisco, CA. The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders. CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The efficacy of CaPre™ was evaluated in Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Along with this endeavor Acasti received positive feedback from pre-IND and pre-CTA respectively from FDA and Health Canada to pursue the pharmaceutical development of CaPre™. Acasti has now identified a cGMP manufacturing site to comply with the regulations of pharmaceutical development.

From a business development perspective, Acasti showcased its platform and product to a variety of pharmaceutical companies through international business development meetings (Annual Alliance Management congress and Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series). Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. Acasti intensified its position on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements. Acasti is establishing itself with international and strategic industrial partners who are seeking the next best product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)
Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and is almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still at validating the process at large scale. Finally, NBP attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

Principal consolidated financial information
(In thousands of dollars, except per share data)
	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[4]
	$	$	$	$
Sales and research contracts	12,664	11,724	8,589	7,129
EBITDA[1]	(1,190)	598	328	750
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Net loss per share and diluted loss per share	(0.040)	(0.084)	(0.050)	(0.095)
Total assets	17,566	18,154	18,154	14,106
Working capital[2]	4,497	7,936	7,936	6,718
Shareholder equity	7,996	9,002	9,002	8,056
Book value per common share[3]	0.209	0.239	0.239	0.215
Long term debt	6,275	5,731	5,731	2,676

[1]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

[2]

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

[3]

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

[4]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-GAAP financial information
(Expressed in thousands, except per share amounts)
	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[1]
	$	$	$	$
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Add (deduct):
Amortization	768	685	531	441
Financial expenses	678	597	519	391
Stock-based compensation	485	3,479	2,172	3,184
Foreign exchange loss (gain)	636	(987)	(1,000)	234
Gain on dilution	(2,222)	(9)	(9)	-
EBITDA	(1,190)	$ 598	328	750

[1]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$$		$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.041)	(0.037)	(0.056)	0.053	(0.001)
Diluted earnings (loss) per share	(0.044)	(0,037)	(0,056)	0,050	(0.001)

Nine-month period ended February 28, 2009 (Recast3 )
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	8,589	n/a4	2,366	2,451	3,772
EBITDA[2]	328	n/a4	157	(708)	879
Net income (loss)	(1,885)	n/a4	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	n/a4	(0,016)	(0.036)	0.002

Fiscal year ended May 31, 2008
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	10,264	2,085	2,169	2,876	3,134
EBITDA[2]	1,020	332	70	348	270
Net loss	(4,782)	(1,051)	(1,563)	(886)	(1,282)
Loss per share basic and diluted	(0,130)	(0,029)	(0,042)	(0,024)	(0,035)

[1]	Impact of first quarter plant shut down during second quarter of fiscal 2010.

[2]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and losses on foreign exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

[3]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

[4]	The Company changed its year end from May 31 to February 28 during fiscal 2009.

SEGMENT DISCLOSURES
The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

For the fiscal year ended February 28, 2010 all revenues are generated by the nutraceutical segment to the exception of small revenue from research contract in NeuroBioPharm. The continuity of all operations of the consolidated group are presently supported by Neptune revenues, therefore, Acasti Pharma and NeuroBioPharm operations are limited to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment NKO® is the only product sold in the nutraceutical market by Neptune. NKO® presently generates a gross margin that varies between 40% and 50% depending on the country and the market where it is sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none is presently generating revenue. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is in their case to generate short term revenue with the OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of Acasti or NeuroBioPharm products as negotiation are ongoing with potential partners that cannot be disclosed at this moment.

The consolidated treasury flows are explained in the following section except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment, Acasti’s operating activities generated a decrease in liquidities of $1,999 mostly related to its operating loss as well as the changes in operating assets and liabilities. Acasti’s investing activities generated an increase in liquidities of $2,002 mostly related to the maturity of short-term investments. Acasti’s financing activities generated an increase in liquidities of $81 all related to the issuance of shares on exercise of warrants. Therefore, Acasti’s cash position increased by $84 for the year ended February 28, 2010.

The following table show selected financial information by segments :

Year ended February 28, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales and research contracts	12 605	-	59	12 664

EBITDA	688	(1 559)	(319)	(1 190)

Net income (loss)	340	(1 556)	(319)	(1 535)

Total assets	16 653	913	-	17 566

Working capital	3 966	574	(43)	4 497

EBITDA calculation
Net income (loss)	340	(1 556)	(319)	(1 535)
add (deduct)
Amortization	759	9	-	768
Financial expenses	678	-	-	678
Stock-based compensation	485	-	-	485
Foreign exchange loss (gain)	648	(12)	-	636
Gain on dilution	(2 222)	-	-	(2 222)

EBITDA	688	(1 559)	(319)	(1 190)

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND TWELVEMONTH PERIODS ENDED FEBRUARY 28, 2010 (AUDITED) AND THE THREE-MONTH AND TWELVE-MONTH PERIODS ENDED FEBRUARY 29, 2009 (UNAUDITED)

Revenue
Revenue for the last quarter continued to increase to attain a record high of $4,657 for the three-month period ended February 28, 2010, representing an increase of 24% compared to the three-month period ended February 29, 2009. Revenue for the twelve-month period ended February 28, 2010 increased to reach $12,664 representing an increase of 8% compared to the twelve-month period ending February 29, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Australian markets due to the increasing awareness and recognition of NKO®.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2010, two customers accounted for 37.3% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $591 for the three-month period ended February 28, 2010 to $288 compared to $879 for the three-month period ending February 29, 2009, a decrease of 67% over the corresponding quarter in 2009. EBITDA decreased by $1,788 for the twelve-month period ended February 28, 2010 to $(1,190) compared to $598 for the twelve-month period ended February 29, 2009. The reason for the twelve-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm for approximately $1,000, and increases in litigation-related costs for approximately $650.

Net Income (Loss)
The Company realized a consolidated net loss for the three-month period ended February 28, 2010 of $39 or $0.001 per share compared to a net income of $73 or $0.002 per share for the three-month period ended February 28, 2009.

The net loss for the twelve-month period ended February 28, 2010 amounts to $1,535 or $0.041 per share, compared to a net loss of $3,167 or $0.084 per share for the twelve-month period ended February 28, 2009, an improvement of 52% from last year’s corresponding period. These results are attributable to the decrease in the stock-based compensation charge by $2,994 as well as the gain on dilution realized on the debenture conversion for an amount of $2,222. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries, Acasti and NeuroBioPharm, for an amount of approximately $1,000 as well as a foreign exchange loss of $636 for the twelve-month period ended February 28, 2010 compared to a foreign exchange gain of $987 for the twelve-month period ended February 28, 2009.

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Revenue
Revenue for the last quarter continued to increase to attain $3,772 for the three-month period ended February 28, 2009, representing an increase of 31% compared to the three-month period ended February 29, 2008. Revenue for the nine-month period ended February 28, 2009 increased to reach $8,589 representing an increase of 20% compared to the nine-month period ended February 29, 2008. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American market due to the increasing awareness and recognition of NKO® as well as a favorable exchange rate on the American dollar.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2009, three customers accounted for 48.6% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA increased by $531 for the three-month period ended February 28, 2009 to $879 compared to $348 for the three-month period ended February 29, 2008, an increase of 155% over the corresponding quarter in 2008. EBITDA decreased by $422 for the nine-month period ended February 28, 2009 to $328 compared to $750 for the nine-month period ended February 29, 2008, a decrease of 55%. The reason for the nine-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm. On a comparative basis, EBITDA for the nutraceutical business for the nine-month period ended February 28, 2009 compared to the corresponding period in 2008 increased by 65% from $750 to $1,238 primarily due to increased sales and margins.

Net Income (Loss)
The Company realized for the first time on a consolidated basis a net profit for the three-month period ending February 28, 2009 of $73 or $0.002 per share compared to a net loss of $886 or $0.024 per share for the three-month period ended February 29, 2008, an increase in absolute dollars of $957 from last year’s corresponding quarter. The net loss for the nine-month period ended February 28, 2009 amounts to $1,885 or $0.05 per share, compared to a net loss of $3,500 or $0.095 per share for the nine-month period ended February 29, 2008, an improvement of 46% from last year’s corresponding period. These results are due to the improvement in productivity as well as an increase of the gross margin reflected in the cost of sales and operating expenses. It is also attributable to the decrease in the stock-based compensation charge by $1,012 in the quarter and $2,320 for the nine-month period. The Company also realised a gain on foreign exchange for a total amount of $1,000 compared to a foreign exchange loss of $235 for the last year’s corresponding period primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries Acasti and NeuroBioPharm for an amount of $903.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2010 (AUDITED) AND THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (UNAUDITED)

Operating Activities
During the twelve-month period ended February 28, 2010, the operating activities generated a decrease in liquidities of $506, compared to a decrease of $488 for the corresponding twelve-month period ended February 28, 2009. The change in liquidities derived from operating activities from the twelve-month period ended February 28, 2009 to the twelve-month period ended February 28, 2010 is mainly attributable to the higher loss from operations which excludes the gain on dilution for an amount of $2,222 and a net increase in operating assets and liabilities for an amount of $1,380, primarily due to lower investment in accounts receivable and research tax credits and higher investments in inventories.

Investing Activities
During the twelve-month period ended February 28, 2010, the investing activities generated a decrease in liquidities of $1,340. This decrease is mainly due to investments in property, plant and equipment for an amount of $3,581. These investments are mainly comprised of investments in the plant expansion, which has been financed by our long term financing facility (see note 16 to the consolidated financial statements). In addition, the Company invested in its intangible assets for an amount of $77. In order to finance these and other projects the Company decreased its short-term investments by $2,317.

Financing Activities
During the twelve-month period ended February 28, 2010, the financing activities generated an increase in liquidities of $2,474. This increase is mainly attributable to the increase of the long term debt by $3,000 in order to finance the plant expansion, less repayments, amounting to $761. The Company also increased its liquidities by issuing shares following warrants and options exercised for a total amount of $235.

Overall, as a result of cash flows from all activities, the Company increased its cash by $257 for the twelve-month period ended February 28, 2010.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Operating Activities
During the nine-month period ended February 28, 2009, the operating activities generated a decrease in liquidities of $289, compared to a decrease of $592 for the corresponding nine-month period ended February 29, 2008. The positive change in liquidities derived from operating activities from the nine-month period ended February 29, 2008 to the nine-month period ended February 28, 2009 is mainly attributable to the improved results. The variation in working capital items from the nine-month period ended February 28, 2009 to the nine-month ended February 29, 2008 represents an increase of $466, primarily due to increases in inventories and research tax credits receivable. The change in working capital items for the nine-month period ended February 28, 2009 consists of an increase in accounts receivable for an amount of $480, an increase in research tax credits for an amount of $462, an increase in inventory for an amount of $390 and an increase in accounts payable and accrued liabilities for an amount of $192.

Investing Activities
During the nine-month period ended February 28, 2009, the investing activities generated a decrease in liquidities of $2,339. This decrease is mainly due to investments in property, plant and equipment for an amount of $904. These investments are mainly comprised of investments in the plant expansion, which will all be financed by our long term financing facility. In addition, the Company invested in its intangible assets for an amount of $254 mainly attributable to charges for the novel food regulation. In order to finance these and other projects the Company decreased its short-term deposits by $1,152.

Financing Activities
During the nine-month period ended February 28, 2009, the financing activities generated an increase in liquidities of $2,917. This increase is mainly attributable to the debenture financing for $2,720 net of the financing fees. As explained in note 16 to the audited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6,500 of which $3,500 was disbursed in 2009. The Company used these amounts to reimburse its long term debt of $3,397.

Overall, as a result of cash flows from all activities, the Company increased its cash by $290 for the nine-month period ended February 28, 2009.

At February 28, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $2,094.

Also, At February 28, 2010, the Company had an authorized operating line of credit $1,000, of which an amount of $1,000 was available as well as an additional $200 for foreign exchange contract, all of which was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future. See ”subsequent events“.

FINANCIAL POSITION
The following table details the important changes to the balance sheet at February 28, 2010 compared to February 28, 2009:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	257	See cash flows statement
Short term investments	(2,317)	Conversion to cash to fund operations
Receivables	(1,717)	Improvement in collection terms
Inventory	872	Increase of purchases of raw material
Property, plant and equipment	2,376	Plant expansion project and amortization
Accounts payable and accrued liabilities	(125)	Improvement in suppliers’ credit terms
Convertible debenture	(1,699)	Conversion of debentures and interest and accretion expenses
Long-term debt	2,243	Plant expansion financing

PRIMARY ANNUAL FINANCIAL RATIOS

	2010	2009	2008
Working Capital Ratio (current assets/current liabilities)[1]	2.05	2.98	3.17
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.78	0.63	0.43

* including convertible debentures for 2009 and 2010.

[1]

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

[2]

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

Most of the Company’s financial ratios deteriorated or were maintained during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to decrease in accounts receivables and short-term investments. The Company’s solvency ratio deteriorated during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations, including payments due during the next five reporting periods and thereafter, are presented in the following table:

REQUIRED PAYMENTS PER PERIODS
		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one period	periods	periods	5 periods
	$	$	$	$	$
Long-term debt	5,780	967	1,920	1,868	1,025
Loans guaranteed by investments in lease contracts*	74	47	27	-	-
Research and development contract	1,062	1,062	-	-	-
Other lease contracts	727	245	345	137	-
Total liabilities	7,643	2,321	2,292	2,005	1,025

* Including interest fees.

OFF-BALANCE SHEET ARRANGEMENTS
The Company off-balance sheet arrangements consist of the following commitments:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

	Rate	Minimum
		royalty
To a Canadian university as of June 1, 2002 (for the term of the patents or until the Company exercised its option)[1]	4%	$5

To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–

1   The Company has a $275 purchase option relating to the intellectual property currently held by this Canadian university.

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that will be realized during the next 30 months for an amount of $775. As at February 28, 2010, payments of $459 have been made towards the total amount of the contract. In addition, during the first quarter 2010, the Company initiated another clinical trial that will be realized during 20 months for an amount of $345 (€240). As at February 28, 2010, payment of $144 (€100) has been made toward the total amount of the contract. The Company initiated another research project during 2010 that will be realized during 12 months for an amount of $583. As at February 28, 2010, an accrual of $38 is included in accrued liabilities.

The Company has also entered into long-term lease agreements, which call for payments of $727 for the rental of premises. Minimum lease payments for the next years are $245 in 2011, $174 in 2012, $171 in 2013 and $137 in 2014.

RELATED PARTY TRANSACTIONS
Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual installments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the year ended February 28, 2010, total royalties paid or payable to this party amounted to $120 (nine-month period ended February 28, 2009 - $222, including royalties on the transfer of licenses to the subsidiairies of $137). As at February 28, 2010, the balance payable to this shareholder under this agreement amounts to $175 (February 28, 2009 - $222). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES
New accounting policies adopted in 2010:
On March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151 and $147, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2009 is not significant.

Financial Instruments:
Effective September 1, 2009, the Company adopted an amendment to CICA Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

Presentation of unrealized gains and losses on foreign exchange:
The Company restated the consolidated statement of cash flows for the nine-month period ended February 28, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) decreased by $193, cash flows from investing activities (maturity (purchases) of short-term investments) increased by $47 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $146.

Future accounting changes:
Business Combinations:
Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not anticipate that it will ever adopt these new sections because they become effective only when the Company’s expecting to adopt the International Financial Reporting Standards.

International Financial Reporting Standards:
In February 2008, Canadian Accounting Standard’s Board (‘’AcSB’’) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with comparative figures for previous period. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

USE OF ESTIMATES
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

SUBSEQUENT EVENTS
On April 30, 2010, 1,068,000 warrants were exercised for a total proceed of $1,335 and 1,086,400 call options of Acasti for a total proceed of $272.

On May 4, 2010 the Company announced that it has entered into an agreement with a syndicate of agents to raise up to $15,000. The Company mandated Paradigm Capital Inc. and Dundee Securities Corporation to represent the company on an agency basis to sell units for a private placement for total proceeds of up to $15,000. Each unit consists of one common share of Neptune and one-half of one common share purchase warrant. Each Unit is priced at $2.10 and each whole purchase warrant will entitle the holder to purchase one Common Share for $2.65 for a period of two years from the date of closing of the Offering, which shall occur on or about May 25, 2010. The Company intends to use the net proceeds of the financing for clinical studies for Neptune and its subsidiaries Acasti Pharma Inc. and Neurobiopharm Inc., as well as for product development and sales & marketing efforts and finally for general working capital purposes.

CRITICAL ACCOUNTING POLICIES
In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the Company’s history of losses, management has determined that the criteria for the recognition of tax assets were not met at February 28, 2010.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS
In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2010, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period ended February 28, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 28, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS
The information contained in the Financial Statements and the MD&A for the year ended February 28, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable. Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. >From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity. An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27, with an equal opposite effect for an assumed 0.5% decrease. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:
Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:
The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information
Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 6, 2010, the total number of common shares issued by the Company and in circulation was 39,302,745 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 36,598 warrants and 2,945,250 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance